CORGENIX MEDICAL CORPORATION

11575 Main Street, Suite 400

Broomfield, Colorado  80020

November 9, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Riedler, Jennifer Riegel and Suzanne Hayes

Re:	Corgenix Medical Corporation (the “Company”)
Registration Statement on Form SB-2
Filed October 3, 2007
File No. 333-146484

Ladies and Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby applies for an order granting the immediate withdrawal of the above-referenced registration statement, including all exhibits thereto (the “Registration Statement”).  The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on October 3, 2007.

The Registration Statement, upon effectiveness, would have acted as a post-effective amendment to Registration Statement No. 333-133063 relating to the shares included therein, and covers the registration of additional shares of the Company’s common stock for resale by the selling shareholders named in the Registration Statement.  The Company requests the withdrawal because it has elected to not pursue the registration of the additional shares of the Company’s common stock for resale by the selling shareholders included in the Registration Statement at this time.

The Company confirms that the Registration Statement has not been declared effective by the Commission and no securities have been offered or sold by the selling shareholders pursuant to the Registration Statement.  The Company’s management believes that the Commission’s approval of this application would be consistent with the public interest and the protection of investors.

The Company respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible.  The Company also requests in accordance with Rule 457(p) promulgated under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement, which were not carried forward from the Prior Registration Statement, be credited for future use for the Company’s account.

If you have any questions regarding this application for withdrawal, please contact our legal counsel, RaLea Sluga of Otten, Johnson, Robinson, Neff & Ragonetti, by telephone at (303) 575-7532 or facsimile at (303) 825-6525.

Sincerely,

By:	/s/ Douglass T. Simpson
Douglass T. Simpson,
President and Chief Executive Officer